

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   November 8, 2018

Mr. Daniel H. Schulman
President and Chief Executive Officer
2211 North First Street
San Jose, California 95131

     Re: PayPal Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2017
            Filed February 7, 2018
            File No. 001-36859

Dear Mr. Schulman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Jennifer Thompson

               Jennifer Thompson
               Accounting Branch Chief
               Office of Consumer Products